Filed Pursuant To Rule 433

Registration No. 333-275079

November 9, 2023

Grayscale CEO: Bitcoin gains show a ‘flight to quality’ amid economic uncertainty

By: Chris Matthews

Michael Sonnenshein says his company is working with the SEC to get approval for a bitcoin ETF

Grayscale CEO Michael Sonnenshein is riding high after a federal court rebuffed regulators’ attempts to block his company’s proposed bitcoin exchange-traded fund that could pave the way for the product to debut in the near future.

Sonnenshein told MarketWatch in an interview that while he has no firm timetable for the debut of the Grayscale’s spot bitcoin ETF, “we are certainly engaging with the various and appropriate divisions of the Securities and Exchange Commission on the open filings that are necessary before approvals can be given.”

In August, a federal court ruled that the SEC’s decision to approve two bitcoin futures funds, but to deny Grayscale’s application to convert its bitcoin trust GBTC product into a bitcoin spot ETF, was “arbitrary and capricious” and in violation of federal administrative law.

The SEC had denied Grayscale’s application on the basis that bitcoin BTCUSD, 2.00% spot markets could not be sufficiently surveilled to prevent fraud and manipulation, while bitcoin futures markets were overseen by registered futures exchanges with sophisticated surveillance capabilities.

Grayscale successfully argued that because bitcoin futures prices closely tracked bitcoin spot markets, that it was illegitimate to distinguish between the two.

Sonnenshein said he thinks the SEC is coming around to the idea that allowing a bitcoin ETF will be a positive for investor protection rather than something that puts average investors at risk.

“We have almost one million investors across all 50 states, and by uplisting GBTC to the ETF wrapper, it can provide additional regulatory oversight and investor protection,” he said.

“The SEC is a disclosure-based regulator, not a merit-based one,” he added. “They should be insuring that all the appropriate risks are outlined and disclosed to investors, as opposed to choosing what is or isn’t appropriate for investors.”

Sonnenshein believes his company has the inside track on both winning approval to convert its bitcoin trust product into an ETF and gaining the public’s trust as the go-to provider of crypto ETF products.

He noted that Grayscale’s Bitcoin Trust has voluntarily provided disclosures to the public as an SEC reporting company since 2021 and that puts it at an advantage to other issuers “who are starting products from scratch, with no track record, no assets and no investors.”

Another tailwind for Grayscale has been bitcoin’s price action of late, as the world’s most popular cryptocurrency has rallied more than 130% from its lows in November of last year, following the collapse of FTX.

“Bitcoin volatility has dampened quite a bit, and this is yet another example of investors flocking to assets like bitcoin as a flight to safety or a flight to quality in the wake of rising geopolitical tensions, and rising interest rates,” Sonnenshein said. “Bitcoin now presents another tool at their disposal, where historically they’ve probably looked at things like currencies and bonds.”

Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902.